UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT

TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2007.

Commission File Number: 000-51933

LABOPHARM INC.

480 Armand-Frappier Blvd.

Laval, Québec, Canada

H7V 4B4

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F  ☐     Form 40-F   ☒

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Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g-3 under the Securities Exchange Act of 1934. Yes  ☐    No  ☒

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TABLE OF CONTENTS

Exhibits

99.1	Labopharm to Present Data at the 23rd Annual American Academy of Pain Medicine Meeting

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LABOPHARM INC.

Date: February 9, 2007	By:	/s/ Lynda Covello
	Name:	Ms. Lynda Covello
	Title:	General Counsel and Corporate Secretary

Exhibit 99.1

Press Release

FOR IMMEDIATE RELEASE

LABOPHARM TO PRESENT DATA AT THE 23rd ANNUAL AMERICAN ACADEMY OF PAIN MEDICINE MEETING

LAVAL, Québec (February 9, 2007) – Labopharm Inc. (TSX: DDS; NASDAQ: DDSS) today announced that it will present two posters at the 23rd Annual American Academy of Pain Medicine (AAPM) Meeting to be held February 7 to 10, 2007 in New Orleans. The first poster presents efficacy and safety data from the Company’s U.S. Phase III clinical trial (study MDT3-005) for its once-daily formulation of tramadol (“Tramadol Contramid® OAD”) and the second presents data on the bioavailability of Tramadol Contramid® OAD compared with that of immediate-release (IR) Ultram® tablets.

Tramadol Contramid® OAD: A Placebo-Controlled Study Demonstrates Efficacy and Safety in the Management of Pain

The positive Phase III study comparing Tramadol Contramid® OAD to placebo in patients diagnosed with moderate to severe pain associated with osteoarthritis of the knee (study MDT3-005) achieved its primary endpoint, demonstrating a statistically significantly greater average reduction in the Pain Intensity Numerical Rating Scale (PI-NRS) score compared to placebo (p=0.0157) using the last observation carried forward (LOCF) statistical method. Other results from the trial are as follows:

•	The mean improvement on the PI-NRS throughout the study was significantly greater for Tramadol Contramid® OAD compared to placebo (p< 0.0001) based on the Time Weighted Analysis.

•

The responder analysis showed that there was a statistically significantly greater percentage of responders in the Tramadol Contramid® OAD treatment group compared to the placebo group, irrespective of the response level (p= 0.035 for an improvement of at least 2 points). In addition, patients randomized to Tramadol Contramid® OAD achieved improvement significantly sooner than patients randomized to placebo; a 3 point improvement in the PI-NRS score was achieved in 16 days in the Tramadol Contramid® OAD group as compared to the placebo group, which required 39 days before achieving similar improvement (p< 0.0001).

•

The Patient and Physician Global Impressions of Change indicate a high level of satisfaction with the analgesic effect among both patients and their physicians. At the end of the study, 80% of patients in the Tramadol Contramid® OAD group indicated that their condition had improved as compared to 69% of patients in the placebo group (p= 0.0002). Similar results were observed on the Physician Global Impression of Change (p= 0.0042).

•	The relatively low incidence of the most common adverse events reported during the double-blind phase and their generally low intensity support the safety of Tramadol Contramid® OAD.

These results support the use of Tramadol Contramid® OAD given once daily as an efficacious and safe treatment for the management of pain.

Comparative Bioavailability of Tramadol Contramid® OAD and Tramadol Immediate-Release Tablets (Ultram®)

In two separate (single-dose and multiple-dose) open-label, randomized, two-way crossover studies, the bioavailability of Tramadol Contramid® OAD 200 mg tablets was compared to immediate-release (IR)

Ultram® 50 mg tablets following single-dose and multiple-dose (at steady state) administration. The conclusions of the trial are as follows:

•	Following single-dose administration, the initial absorption of tramadol from Tramadol Contramid® OAD 200 mg is rapid and comparable to that of Ultram® 50 mg;

•	Effective plasma concentrations are attained within one hour of dosing and maintained for a full 24-hour post-dose period following single-dose administration of Tramadol Contramid® OAD 200 mg.

•	Steady state is attained within 48 hours following initiation of dosing with Tramadol Contramid® OAD 200 mg, allowing for titration up to the higher doses on the third day;

•	Tramadol Contramid® OAD 200 mg tablets provide equivalent exposure to the active ingredient compared with Ultram® 50 mg tablets following both single- and multiple-dose administration.

The posters will be available on Labopharm’s web site (www.labopharm.com) on Sunday, February 11, 2007.

About the American Academy of Pain Medicine and Annual Meeting

The American Academy of Pain Medicine (AAPM) is the medical specialty society representing physicians practicing in the field of Pain Medicine. As a medical specialty society, the Academy is involved in education, training, advocacy, and research in the specialty of Pain Medicine. The Academy’s Annual Meeting will feature a wide range of educational opportunities, new products and networking with Pain Medicine colleagues.

About Labopharm Inc.

Labopharm Inc. is an international specialty pharmaceutical company focused on the development of drugs incorporating the Company’s proprietary advanced controlled-release technologies. The Company’s lead product, a once-daily formulation of the analgesic tramadol, has been approved and launched in Europe and is currently under review for approval by the U.S. Food and Drug Administration. For more information, please visit www.labopharm.com.

This press release contains forward-looking statements, which reflect the Corporation’s current expectations regarding future events. The forward-looking statements involve risks and uncertainties. Actual events could differ materially from those projected herein and depend on a number of factors, including the uncertainties related to the regulatory process and the commercialization of the Corporation’s products thereafter, if they are approved. Investors should consult the Corporation’s ongoing quarterly filings and annual reports for additional information on risks and uncertainties relating to these forward-looking statements. The reader is cautioned not to rely on these forward-looking statements. The Corporation disclaims any obligation to update these forward-looking statements.

For more information, please contact:

At Labopharm Mark D’Souza Chief Financial Officer Tel: (450) 686-0207	At The Equicom Group Jason Hogan Media and Investor Relations Tel: (416) 815-0700 jhogan@equicomgroup.com

French: Eric Bouchard Tel: (514) 208-5939 ebouchard@equicomgroup.com